Exhibit 99.1

BAYTEX CONFERENCE CALL AND WEBCAST ON SECOND QUARTER 2020 RESULTS TO BE HELD ON JULY 30, 2020

CALGARY, ALBERTA (July 23, 2020) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2020 second quarter financial and operating results after the close of markets on Wednesday July 29, 2020. A conference call and webcast will be held on Thursday July 30, 2020 discuss the results.

Conference Call Details:

Date:       Thursday July 30, 2020

Time:      9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in:     1-416-915-3239 (Toronto Local and International)
     1-800-319-4610 (North America Toll-Free)

Webcast:     http://services.choruscall.ca/links/baytexq220200730.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Vice President, Capital Markets
Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com